PEYTO

Energy Trust




05005987

Feb. 10, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust to increase cash distributions as a result of per unit production growth"dated February 10, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust

PROCESSED
MAR 02 2005
THOMSON FINANCIAL

Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Exemption File No. 34773

FOR IMMEDIATE RELEASE: February 10, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST TO INCREASE CASH DISTRIBUTIONS AS A RESULT OF PER UNIT PRODUCTION GROWTH

CALGARY, ALBERTA - Peyto Energy Trust ("Peyto" or the "Trust") is pleased to announce its third increase in monthly cash distributions. Effective for the February 2005 production month, cash distributions will be increased by 16 percent ($0.03 per trust unit per month) to $0.22 per trust unit per month. The first $0.22 payment will be made on March 15, 2005.

This increase is a direct result of our production growth per unit. The Peyto model is designed to deliver growth in its assets, production and income, all on a per unit basis. The model is built around three key principles: (1) using our technical expertise to achieve the best return on capital employed, through the development of internally generated drilling projects; (2) having an asset base which is made up of high quality long life natural gas reserves; and (3) a low payout ratio designed to efficiently fund our inventory of drilling projects. We have implemented these principles over the last six years which has resulted in successful operating results.

Currently, Peyto has 48.3 million trust units outstanding. Peyto is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties. Investors are encouraged to visit Peyto's website, www.peyto.com, and see for themselves the Peyto difference.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

PEYTO

Energy Trust

Feb. 15, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces 2004 year end reserve report"dated February 15, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust



Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Suite 2900, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 Telephone: (403) 261-6081 Fax: (403) 261-8976

FOR IMMEDIATE RELEASE: FEBRUARY 16, 2005

TSX SYMBOL: PEY.UN

PEYTO ENERGY TRUST ANNOUNCES CASH DISTRIBUTIONS FOR MARCH 15, 2005

CALGARY, ALBERTA--Peyto Energy Trust ("Peyto") confirms that the monthly distribution with respect to February 2005 of $0.22 per trust unit is to be paid on March 15, 2005, for unitholders of record on February 28, 2005. The ex-distribution date is February 24, 2005.

Currently, Peyto has 48.4 million trust units outstanding. Peyto Energy Trust is a natural gas weighted energy trust. Peyto is committed to maintaining its emphasis on building value through the exploration and development of high quality gas properties.

For further information please contact:

Don T. Gray
President and Chief Executive Officer
Phone: (403) 261-6077
Fax: (403) 261-8976

Certain information set forth in this document, including management's assessment of Peyto's and the Trust's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's and the Trust's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto and the Trust will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

PEYTO

Energy Trust

Feb. 16, 2005

Securities and Exchange Commission
Judiciary Plaza, 450 5th Street, N.W.
Washington, D.C. 20549

Dear Sir or Madame:

Re: Peyto Energy Trust (the "Trust")
File No. 34773
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 193, as amended, enclosed is a copy of the Trust's "Peyto Energy Trust announces cash distribution for March 2005"dated February 16, 2005. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

Peyto Energy Trust



Maureen Baldwin
Administrative Coordinator

Mbb

Encl.

G:\054822\0019\US 12g App\US Reg 12g3 Letter of App 01.doc

Exemption File No. 34773

NEWS RELEASE

FEBRUARY 15, 2005 **SYMBOL: PEY.UN - TSX**

PEYTO ENERGY TRUST ANNOUNCES 2004 YEAR END RESERVE REPORT

Peyto Energy Trust ("Peyto") is pleased to present the results of the 2004 reserve report effective December 31, 2004 in compliance with National Instrument 51-101. The following table outlines the per unit growth in production, reserves and value for the year.

	Dec. 31, 2003	Dec. 31, 2004	Growth	Growth Per Unit
Units Outstanding	45,395,122	47,725,272	5%	
Fourth Quarter Production (boe/d)	15,273	20,688	35%	29%
Reserves (mboes)				
Proved Producing	53,822	70,996	32%	25%
Total Proved	69,820	92,028	32%	25%
Proved + Probable	105,071	129,506	23%	17%
Net Present Value Discounted at 8% ($000)				
Proved Producing	$ 665,490	$ 1,043,445	57%	49%
Total Proved	$ 813,320	$ 1,227,614	51%	44%
Proved + Probable	$ 1,096,601	$ 1,542,687	41%	34%

The growth in our fundamentals has been accomplished while maintaining our low operating costs and long reserve life and is after 2004 cash distributions of $93.7 million to unitholders.

The following tables summarize Peyto's reserves and the discounted net present value of future cash flow, before income tax, using variable and constant pricing, at December 31, 2004.

Variable Dollar Economics (including ARTC)

				Net Present Value ($000) Discounted at			
Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mstb)	0%	5%	8%	10%
Proved Producing	334,981	15,166	70,996	$2,147,024	$1,281,445	$1,043,445	$934,216
Proved Non-producing	27,009	1,152	5,653	$131,084	$64,736	$47,542	$40,003
Proved Undeveloped	75,088	2,864	15,379	$364,006	$187,203	$136,627	$113,239
Total Proved	437,078	19,182	92,028	$2,642,114	$1,533,384	$1,227,614	$1,087,458
Probable Additional	180,907	7,326	37,478	$1,034,847	$449,480	$315,073	$258,691
Proved + Probable Additional	617,985	26,508	129,506	$3,676,961	$1,982,864	$1,542,687	$1,346,149

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2004

Constant Dollar Economics (including ARTC)

Reserve Category	Gas (mmcf)	Oil & NGL (mstb)	BOE 6:1 (mstb)	Net Present Value ($000) Discounted at 0%	5%	8%	10%
Proved Producing	333,672	15,098	70,710	$2,407,970	$1,507,929	$1,241,687	$1,115,551
Proved Non-producing	26,839	1,143	5,616	$150,583	$80,607	$61,353	$52,623
Proved Undeveloped	74,691	2,851	15,300	$433,022	$240,740	$182,457	$154,772
Total Proved	435,202	19,092	91,626	$2,991,575	$1,829,276	$1,485,497	$1,322,946
Probable Additional	180,250	7,299	37,341	$1,094,022	$534,229	$393,091	$330,995
Proved + Probable Additional	615,452	26,391	128,967	$4,085,597	$2,363,505	$1,878,588	$1,653,941

Note: Based on the Paddock Lindstrom & Associates report effective December 31, 2004

The Paddock Lindstrom and Associates Ltd. price forecast used in the variable dollar economics is set forth below and is also available on their website at www.padlin.com.

Paddock Lindstrom and Associates Ltd.
Forecast Prices and Costs Assumptions
January 1, 2005

YEAR	CDN/US EXCHANGE RATE	EDM REF PRICE $C/BBL	AECO C C$/MMBT	CONDENSATE $C/BBL	BUTANE $C/BBL	PROPANE $C/BBL	ETHANE $C/BBL
2005	0.820	50.22	6.78	50.22	37.16	30.13	21.27
2006	0.820	47.76	6.52	47.76	34.87	28.66	20.61
2007	0.820	44.69	6.26	44.69	32.18	26.81	19.74
2008	0.820	41.62	6.00	41.62	29.14	24.97	18.88
2009	0.820	39.16	5.73	39.16	27.41	23.50	18.01
2010	0.820	39.75	5.85	39.75	27.82	23.85	18.37
2011	0.820	40.34	5.96	40.34	28.24	24.20	18.74
2012	0.820	40.92	6.08	40.92	28.65	24.55	19.11
2013	0.820	41.51	6.21	41.51	29.06	24.91	19.49
2014	0.820	42.10	6.33	42.10	29.47	25.26	19.88
2015	0.820	42.68	6.46	42.68	29.88	25.61	20.28
2016	0.820	43.27	6.59	43.27	30.29	25.96	20.69
2017	0.820	43.85	6.72	43.85	30.70	26.31	21.10
2018	0.820	44.44	6.85	44.44	31.11	26.66	21.52
2019	0.820	45.02	6.99	45.02	31.52	27.01	21.95
2020	0.820	45.61	7.13	45.61	31.92	27.36	22.39
2021	0.820	46.19	7.27	46.19	32.33	27.71	22.84
2022	0.820	46.77	7.42	46.77	32.74	28.06	23.30

Performance Ratios

	Proved Producing	Proved Developed	Total Proved	Proved + Probable Additional
Reserve Life Index (years)				
2004 average production - 18,689 boe/d	10.4	11.2	13.5	19.0
Q4 2004 average production - 20,688 boe/d	9.4	10.2	12.2	17.2
Reserve Replacement Ratio				
2004 average production - 18,689 boe/d	3.5	3.6	4.3	4.6

- The reserve life index is calculated by dividing the reserves (in boes) in each category by the annualized average production rate in boe/d. Peyto believes that the most accurate way to evaluate the current reserve life is by dividing the proved developed reserves by the actual fourth quarter average production. In our opinion, for comparative purposes, the proved developed reserve life provides the best measure of sustainability.

- The reserve replacement ratio is determined by dividing the yearly change in reserves before production by the actual annual production for the year.

Peyto has a reserves committee of independent board members which reviews the qualifications and appointment of the independent qualified reserve evaluators. The committee also reviews the procedures for providing information to the evaluators. All booked reserves are based upon annual evaluations by the independent qualified reserve evaluators. Peyto's policy in its appointment of reserve evaluators is consistent with the auditor independence guidelines and as such they are contracted only for the annual evaluation of reserves.

We encourage you to actively visit Peyto's website located at www.peyto.com. For further information, please contact Donald T. Gray, President and Chief Executive Officer of Peyto at (403) 261-6077.

Certain information set forth in this document, including management's assessment of Peyto's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Peyto's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Peyto will derive therefrom. Peyto disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. BOEs may be misleading, particularly if used in isolation. A BOE conversion ration of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.